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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                     FORM 10-SB


                                  AMENDMENT NO. 3


                    GENERAL FORM FOR REGISTRATION OF SECURITIES
                   OF SMALL BUSINESS ISSUERS UNDER SECTIONS 12(b)
                  OR 12(g) OF THE SECURITIES EXCHANGES ACT OF 1934


                          Integrated Food Resources, Inc.
                          -------------------------------
                   (Name of Small Business Issuer in Its Charter)


           State of Nevada                                 93-1255001
           ---------------                                 ----------
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)


                  6700 S.W. Sandburg Street, Tigard, Oregon 97223
                  -----------------------------------------------
                      (Address of Principal Executive Offices)


                                    503-598-4375
                                    ------------
                              (Issuer's Telephone No.)


          Securities to be registered pursuant to Section 12(b) of the
          Act:  None


          Securities of be registered pursuant t Section 12(g) of the
          Act:


                            Class A Voting Common Stock
                            ---------------------------
                                  (Title of class)

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                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

HISTORY


     Integrated Food Resources, Inc. ("the Company") was originally organized in the State of Oregon on September 12, 1966 under the name of The Oregon Trail Company. Under the Company's management at that time, of which our current management was not a part, the Company's original business was the development of a family-oriented recreational theme park on the Oregon coast. In May 1968, the Company's name was changed to Pixieland Corporation and the development of the theme park continued under the new name. The theme park opened in 1968 and closed in October 1978. The closure was caused by poor attendance and lack of public support of the theme park concept. At that time, the Company stopped all of its operations and remained an inactive corporation until May 1989.



     At various times since May 1989, the Company changed its name to American Business Associates, Inc.; Cyberwin Corporation; and back to Pixieland Corporation. The various name changes were a result of several efforts to either acquire or merge with existing businesses, none of which developed. In October 1996, the Company changed its state of incorporation to Nevada.



     Pursuant to a renewed effort at a reorganization, on September 25, 1997 the Company changed its name to Integrated Food Resources, Inc. and installed its current management team. On September 29, 1997, the Company signed a Share Exchange Agreement with Seabourne Ventures, Inc. ("Seabourne"), a newly formed Oregon corporation organized by the current management of the Company. Seabourne was organized as a wholly-owned subsidiary of the Company to operate its business of harvesting, processing and distributing seafood and seafood-related food products.



     On July 31, 1998, the Company signed an Asset Acquisition Agreement and Plan of Reorganization with Clipper Cubed Corporation ("Clipper Cubed"), a Nevada corporation whereby we purchased all of the assets of Clipper Cubed in exchange for our common stock. As part of our agreement with Clipper Cubed, we formed ClipperNet Corporation ("ClipperNet"), an Oregon corporation, and the assets purchased from Clipper Cubed were transferred to ClipperNet. ClipperNet is now a wholly-owned subsidiary of the Company and Clipper Cubed has stopped doing business. ClipperNet has developed a proprietary high-speed wireless, microwave communications technology with broad applications for the Internet including Internet access, voice transmission, video-conferencing, document sharing and audio and video streaming. The acquisition of ClipperNet is a demonstration of the Company's strategic belief that technology will play an increasingly important role in the global sourcing, procurement and distribution of food products.


     As used in this Registration Statement, whenever reference is made to the Company, it shall include Seabourne and ClipperNet, if the context is appropriate.

BUSINESS AND OPERATING PLAN

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     The Company is engaged in the business of procuring, processing, marketing and distributing private-label food products for large food retail chains in the United States and Canada. We obtain our products from affiliated and non-affiliated sources located throughout the world. We in turn supply these food products to our retail food chain clients under a relationship with International Trade Group, LLC ("ITG"), an affiliated company.


      ITG is an Oregon limited liability company of which Alain de la Motte, the President, Chief Executive Officer and director of the Company, owns an 90% controlling interest. ITG is a privately-held company that serves as the central buying agent for several of the nation's largest food retailers, such as The Kroger Company, Western Family Foods and Safeway. It coordinates and manages the international procurement needs of these customers supplying them with high quality, competitively priced private-label food products. ITG has developed the expertise to facilitate the import and export of food products, and food retailers find it more economical and efficient to entrust their private-label food procurement activities to ITG who can, as the overseas representative of the collective retailer group, negotiate advantageous supplier contracts throughout the world. ITG qualifies the foreign supplier's production capabilities, and it negotiates contracts specifying pricing levels, volume commitments, quality control standards, product specifications and delivery schedules. ITG also engages in the important functions of international banking and financing administration, plant inspections, logistics management, U.S. Customs clearance and U.S. Food and Drug Administration release. The Company will be one of the suppliers from whom ITG will procure foreign produced private-label food products. ITG's purchases of canned tuna and other products from the Company are arms-length transactions reflecting market prices and customary profit margins.



     Seabourne is in the business of harvesting, processing, marketing and distributing seafood products, principally canned tuna fish and tuna-related products. Seabourne will use proprietary harvesting techniques for catching tuna in the open seas and factory ships for initial processing of the tuna. The harvesting and processing system to be used will allow Seabourne to offer canned tuna fish and tuna-related products that are superior in quality and priced below established national brands. Seabourne is a source of tuna and other seafood-related products for the Company. Prior to being acquired by the Company, Seabourne had entered into an Asset Acquisition Agreement with ITG on July 1, 1997 whereby Seabourne, among other things, acquired certain tuna processing equipment and other related assets.



     In April 1998, the Company and the Republic of Guinea ("Guinea"), a French-speaking, West African nation, entered into three separate Project Development Agreements covering agricultural and aquacultural development. One agreement deals with the establishment of prawn farms and a processing facility. Another covers the development of tropical fruit plantations and a processing facility. The third one covers the issuance fishing permits for the country's territorial waters as well as the development of facilities for fish processing and cold storage. On July 25, 1998, the government of Guinea transferred to the Company approximately 35,000 acres of prime coastal agricultural and aquacultural land for the purpose of implementing the previously described Project Development Agreements. The land is owned by the Company free of encumbrances and obligations, including the specific obligations to develop the land as previously required by the Project Development Agreements. The government of Guinea expects significant economic benefits from the land grant to the Company such as employment opportunities, infrastructure development and the generation of hard currency reserves through the export of the food products processed by the Company. The Company may begin


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development of the property in 1999 and will fund these activities through additional debt or equity financing. With such financing, we expect to create viable commercial operations to maximize the land use in these agricultural and aquacultural farming projects.



     The Company has planned a staged development of the property in Guinea.
The initial emphasis will be on establishing the infrastructure to support Company projects. The funding requirement for this purpose is anticipated to be approximately $10 million over the first two years of operation. The initial development project will concentrate on shrimp farming and processing. Construction of the tuna processing cannery and development of the tropical fruit plantations fall in the stage of future projects. Their start-up dates are still being planned. The anticipated funding requirements for these several projects remain unchanged from the projections discussed in the Project Development Agreements which are included in this Registration Statement as
Exhibit 10.4.



     The Company has developed a form of structured financing as a means of raising the capital required to finance its operations. The Company will negotiate with major U.S. and international food retailers, wholesalers and distributors to secure contracts for future delivery commitments of food products from its global production operations. With regard to the shrimp and tuna projects, the Company is confident its global experience and past business relationships will be instrumental in the successful negotiation of forward contracts for frozen shrimp, fresh-frozen tuna filets and steaks and canned tuna.



     The food retailers will issue clean irrevocable Standby Letters of Credit ("SLOC") to support their forward purchase contracts. This bank instrument of guarantee provides several benefits to the customer. The SLOC guarantees the food retailer access to an on-going supply of competitively-priced, private-label food products without the financial drain of a large, up-front cash outlay. Subsequently, the Company may issue debt and/or equity securities backed by the SLOC pursuant to a structured financing negotiated on a case-by-case basis.



     Food products are traded as a commodity item which limits the margins a wholesaler can command in the U.S. marketplace. Competitive price pressures also arise when a limited availability of raw materials, which are procured from agricultural and aquacultural environments and therefore beyond control of the producer, leads to a diminished supply of finished goods.



     The diversity of food products traded in the global marketplace fragments the market to such an extent that it is difficult to provide overall ranking data for the several categories in which the Company intends to participate.
One category, however, that lends itself to ranking is canned tuna fish. This category is dominated by the business activities of Starkist, Bumble Bee and Chicken of the Sea. Based on available data, these nationally branded products account for approximately 76% of U.S. retail sales. Private-label sales account for the remaining 24% of market share. It is within this narrow market segment that the Company is engaged.



     The Company believes very strongly that information technology and business to business electronic commerce will play an increasingly important role in the global sourcing, procurement and distribution of food products. The acquisition of ClipperNet is considered critical to our long-term objective, as it will facilitate our growth and development in these areas with regard to the trading of food products. ClipperNet has technically skilled employees whose


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development of Internet-based systems will serve as communications resources not only between us and our customers but also between our various global locations, especially in those foreign locations with underdeveloped infrastructure.


     ClipperNet provides high-speed wireless Internet access services to business and residential customers in Oregon's Willamette Valley and Central Coast regions. The service is suited for video conferencing, Web hosting, Web browsing, e-mail and Internet faxing. ClipperNet's service uses point-to-point microwave technology as an alternative to traditional Internet access. ClipperNet's microwave network technology can be installed quickly and efficiently in the service area. A small antenna installed on the roof of an office building or a home communicates with a small microwave transceiver which is connected to a router which distributes incoming and outgoing data to and from individual workstations.


     In November 1998, ClipperNet purchased all of the assets of Netbridge Internet Access Services ("Netbridge"), an Internet service provider serving the Oregon coastal cities of Newport and Lincoln City. The Company has guaranteed ClipperNet's obligations to the previous owners of Netbridge under the terms of the Asset Purchase Agreement which is included in this Registration Statement as
Exhibit 10.6. Similar acquisitions involving other Internet service providers are anticipated for 1999. However, there are no agreements, arrangements or understandings at this time in connection with any business combination or acquisition.



     ClipperNet competes in the Internet access industry against three primary delivery technologies:



     Telecommunication Networks: Over the next 3-4 years, data transmissions are expected to account for about 95% of the $192 billion annual revenues of the U.S. local and long distance communication industry. This delivery system is principally targeted at the business-user segment. The industry is investing in fiber optics for its main trunk systems, but there is still limited availability of this broadband infrastructure at the user sites. Major players in this group include AT&T (which owns TCI), MCI Worldcom, Sprint, Bell Atlantic and GTE.



     Internet Service Providers: This market for service to U.S. homes is estimated at an annual volume of $4.2 billion. Most providers have yet to invest in broadband infrastructure, but this is expected to change as the demand for high speed access grows. Major providers include AOL, Microsoft Network, Mindspring/Netcom, Earthlink and the services provided by companies such as AT&T and MCI.



     Television Cable Companies: This market is estimated at an annual volume of $30 billion. The revenue share derived from data transmissions is expected to grow as the industry upgrades its network infrastructure with high-speed two-way hybrid fiber optic coaxial cable which will enable the home user market to make better use of this service. Major cable companies include TCI (owned by AT&T), Time Warner, Comcast, Cox, Cablevision and Media One.



     ClipperNet is well situated to compete against these delivery technologies. While the competition is hampered by the need to invest time and money to expand its broadband cable networks, ClipperNet is poised to rapidly react to the market opportunity. The deployment of its proprietary high-speed microwave technology can be accomplished more quickly and with less


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expense.



     The Company is committed to developing and marketing products that improve upon the ways in which business is traditionally conducted. Project Harvest-Registered Trademark- is an example of how the Company is marshalling its resources, especially ClipperNet's ability to deliver a high-speed communication system to the remotest parts of the world, to this goal.



     The traditional model for global sourcing and distribution of food products encompasses two approaches. In "cold calling", a company in one country initiates an unsolicited offer to sell or buy a product to a company in another country. The "brokered relationship" involves a buyer in one country, a seller in another country and one or more intermediaries between the principals. Both approaches necessarily bring inefficiencies to the marketplace. The former requires a repetitive exchange of verbal and written communications to qualify the performance capabilities of the separate parties and to verity the quality and validity of the unsolicited offer. Occasionally, this approach leads to a profitable transaction, but it typically becomes a draining investment of time and effort that produces no lasting business relationship. In the latter, product quality can become a secondary consideration to the spread created between seller and buyer prices, and the intermediaries guardedly protect their interests by withholding the identity of the principals.



     Project Harvest-Registered Trademark- eliminates these inefficiencies. It is a system that combines Internet technology with industry experience to simplify the process of negotiating and consummating the global transaction. Its engine is a proprietary, patents-pending software program the rights to which have been obtained by the Company through a Technology and Trademark License Agreement with Alain de la Motte dated January 25, 1999 which is included in this Registration Statement as Exhibit 10.8.



     Buyers and suppliers from throughout the world will be invited to participate in Project Harvest-Registered Trademark-, and each one will be required to submit specified information about itself to become registered in the system. Pre-qualifying the buyers and sellers will ensure they are genuine in their interest and capable of meeting their commitments. Registered buyers and sellers can feel great confidence in the available pool of qualified potential partners.



     A buyer can use the supplier database to identify viable suppliers. The available information will reveal a supplier's product specifications, product ingredients, quality control procedures, labelling options, seasonal availability, supplier contacts, factory locations and trade and banking references. A supplier can rely on this tool to review similar information in the buyer database. The databases are accurate, password protected and firewall insulated, and they will enable buyers and sellers to quickly identify and confidently qualify potential business partners throughout the world.



     Project Harvest-Registered Trademark- facilitates open communication between the global partners. Modules within the program automatically format the buyer's product requirements into a clear and concise Request for Quotation ("RFQ") which is then sent directly to the potential supplier. Because it was generated by Project Harvest-Registered Trademark-, the supplier knows the RFQ has come from a genuinely interested, well-qualified buyer. The quote goes directly back to the buyer, and the transaction can be completed with fewer obstacles and in less time than under the traditional approaches.


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     Language represents a frequent barrier in international commerce, and
Project Harvest-Registered Trademark- eliminates this concern. The software includes a translator program that allows the users to communicate in one of several languages in common commercial use. A buyer can create an RFQ in his native language, and Project Harvest-Registered Trademark- will translate that communication into the language of the recipient. In return, the supplier's quote is prepared in his native language which is then translated for the buyer.



     Should the parties choose not to consummate the transaction, the RFQ and the quote are posted on the Project Harvest-Registered Trademark- trading floor. Here other registered buyers and sellers can review the RFQ and the quote to determine their interest in participating in the transaction. This market making service extends the opportunity to consummate a transaction beyond the initial contact to all registered participants in the Project Harvest-Registered Trademark- system.



     One of Project Harvest-Registered Trademark-'s most distinguishing features is the assignment of factory ratings. Despite their similar appearances on the shelf, it is very unlikely that the same food product from different suppliers was produced under the same manufacturing conditions. These variances make it necessary for a buyer's quality assurance authority to visit each potential supplier and review critical sourcing criteria such as manufacturing processes, sanitation standards, employee health practices, quality control procedures, process engineering controls and regulatory requirement compliance. Given the number of potential suppliers, a buyer's investment in time and money can be considerable. This expenditure is compounded by the fact that the same supplier is visited and reviewed by every buyer in the industry.



     Project Harvest-Registered Trademark- simplifies factory evaluation and approval by standardizing the rating process. The Company has drawn upon its industry experience to develop a list of criteria which form the basis for the factory rating standard. Each criterion is defined to exceed the standard set by any single buyer. The Company is working with recognized authorities with experience in global food processing and regulatory compliance who will use this rating system to conduct on-site evaluations around the world. Once a rating has been assigned to a facility, the buyers will be able to discern with confidence a supplier's commitment to quality assurance, process control and manufacturing procedures. Should a supplier choose not to become rated, Project Harvest-Registered Trademark- will alert registered buyers to the facility's unrated status.



     Project Harvest-Registered Trademark- is an Internet based system, and any buyer or seller with the ability to connect to the Internet can engage in global business to business E-commerce transactions. The Company is confident that the synergy of Project Harvest-Registered Trademark- and the ClipperNet technology will give it a clear competitive advantage in the marketplace.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVIEW OF FINANCIAL CONDITION


     Prior to and as of July 31, 1997, the Company had no significant operating activities.



     For the year ended July 31, 1998, the Company experienced a net loss of $2,451,838 or $.15 per common share on sales of $5,378,691. Approximately 97% of all sales revenues during 1998 were to ITG who resold the Company's tuna products to large retail food chains


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throughout the United States.  The cost of sales exceeded net sales for the year ended July 31, 1998 by $559,541 largely due to the impact of the "El Nino" effect on the tuna fishing industry and the relatively high production costs incurred by the Company pursuant to its Toll Packing Agreement with Rowen. Selling, general and administrative expenses of $2,094,051 and other expenses of $357,787 contributed to a net loss for the year ended July 31, 1998 of $2,451,838. The Company's operating expenses of $2,094,051 included significant expenditures to develop corporate agriculture and aquaculture capabilities in Mexico and in Guinea, to complete the acquisition of Clipper Cubed and to pursue the Company's long-term financing and growth strategies. Other expenses were primarily comprised of interest expenses paid to a related company that provided working capital financing during the year ended July 31, 1998.



     As of July 31, 1998, the Company had total assets of $6,649,806 comprised of current assets of $1,040,965, goodwill of $4,411,434 and other assets of $19,496. Current assets consisted primarily of cash and receivables and inventories relating to tuna processing operations. Goodwill, which is being amortized to expense over a 15 year period, was comprised of the excess of the purchase price over assets acquired and liabilities assumed in the Company's acquisition of Clipper Cubed and its Mexican fishing operations from ITG.



     Included among the Company's assets as of July 31, 1998 was land held for future development of $74,498,400 offset by an equal amount recorded as an adjustment for foreign land grant. The land was acquired as a land grant from Guinea, and it was recorded on the basis of appraised value. However, the value of the land has been offset by the adjustment for foreign land grant in accordance with international accounting standards. The adjustment balance will be amortized to income in future years in amounts that will offset depreciation or amortization expense arising from assets acquired or constructed for use in conjunction with the foreign land grant. The land was received by the Company free of encumbrance and without any commitment or obligation to Guinea. Management believes development of properties in Guinea will require a significant commitment of funds to realize their potential operating value. Accordingly, the Company continues to pursue and evaluate viable sources of long-term financing for future agricultural and aquacultural operations in Guinea. There is, however, no assurance that such financing is or will become available to the Company in the foreseeable future.



     As of July 31, 1998, current assets were not sufficient to offset current liabilities of $4,669,835 that resulted in a deficit working capital position of $3,628,870. This deficit working capital position was supported by unsecured related-party financing of $4,261,500 due in full December 31, 1998. The Company remained confident that the related-party creditors, ITG and ITG Finance, would continue to provide necessary operating support and, as of July 31, 1998, was in the process of negotiating conversion of the debt instruments into equity at their maturity. As of July 31, 1998, the Company's leverage ratio, calculated as the ratio of total debt to total equity, was 3.25-to-1. In the opinion of the Company, this ratio represented an appropriate and manageable level of internal and external financing of operations as of the fiscal year then ended. Although related-party financing was necessary to augment its operations through the period ended July 31, 1998, the Company continues to pursue strategies that will provide an adequate, balanced and stable source of financing for continuing operations.



     For the three months ended October 31, 1998, the Company experienced a net loss of $390,480 or $.02 per common share on sales of $167,089. This compares to losses for the same period in the prior year of $397,938 on sales of $1,021,892. The decline in sales is


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attributable entirely to the Company's temporary discontinuance of its tuna processing business. An unfavorable market for raw materials has made it unprofitable to continue processing tuna under these prevailing conditions. During the first quarter of fiscal 1999, the focus of the Company's tuna processing business has been on asserting firmer control of raw material supply channels. During this time, the Company has also been focused on building those portions of its business related to wireless Internet access services. Essentially all sales and related expenses for the first quarter of 1999 were comprised of activities in this segment of the Company's operations.



     As of October 31, 1998, the Company had consolidated total assets of $6,081,387. Intangible assets, comprised of unamortized goodwill, represented $4,433,153 or 72.8% of total assets with the remainder comprised of plant and equipment of $1,171,866 and current assets of $476,368. As of October 31, 1998, current assets exceeded current liabilities of $388,428 by $87,940. This positive working capital position resulted from the conversion of related-party notes payable to convertible preferred stock during the first quarter of fiscal 1999. As a result of converting these related-party notes, total shareholders' equity as of October 31, 1998 increased to $5,323,953 and the Company's leverage ratio declined significantly to .14-to-1.


REVIEW OF OPERATING RESULTS

SEABOURNE VENTURES, INC.


     Seabourne began its business operation in July 1997, so there were no operating results prior to the Company's fiscal year ended July 31, 1997. The Company's revenue for fiscal year 1997-1998 was derived mainly from Seabourne's tuna processing and marketing operations. ITG entered into a Toll Packing Agreement for Canned Tuna ("Toll Packing Agreement") on September 5, 1996 with Agroindustrias Rowen, S.A. de C.V. ("Rowen") of Ensenada, Mexico to process and can tuna fish for the U.S. marketplace. The rights of ITG under the Toll Packing Agreement was one of the assets acquired by Seabourne under the Asset Acquisition Agreement included in this Registration Statement as Exhibit 10.1.


     Essentially all of the production from the Rowen facility was sold to ITG and eventually to ITG's previously mentioned customer network of major U.S. food retailers. These sales produced $5,378,691 in gross revenue. Due to a limited supply of dolphin-safe raw material in Mexico and difficult El Nino conditions, Seabourne was able to fulfill less than 10% of the total demand for canned tuna from the ITG members and other direct customers.


     Under the Toll Packing Agreement, Seabourne contracted with Rowen to pack canned tuna fish for Seabourne's U.S. customers. Seabourne has no current
direct or indirect ownership interest in the processing plant   Rowen receives a
fixed cost per case to supply the means of production and the labor. To control the costs, Seabourne has provided the fresh frozen whole tuna through contracts with Mexican and U.S. tuna boat owners, and it supplied all direct manufacturing materials (cartons, cans, lids, labels, hydrolyzed protein, pallets, etc.). Seabourne hired a cadre of technical professionals to monitor the production operation and to ensure compliance with quality specifications. None of the individuals placed at the plant by Seabourne directly managed the operations of the plant. This management function was performed by Rowen's employees. Seabourne's staff was on site to perform the functions of fish acquisition, quality control of finished product and process control engineering. Improvements to the physical plant were required to ensure compliance with U.S. Food and


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Drug Administration requirements, and when it became apparent Rowen could not provide the necessary financing, Seabourne made the investments in new equipment and plant upgrades. These investments totaled $918,617.



     Seabourne has a three year option to acquire 100% of the outstanding shares of Rowen's stock. Rowen is a Mexican company owned by Sr. Alvaro Wendlandt Romero that is currently operating under the Mexican bankruptcy protection laws which are equivalent to Chapter 11 of the U.S. Bankruptcy Code. It is estimated that Seabourne may be able to settle with Rowen's creditors for a fraction of the outstanding debt, said settlement being made in cash or a combination of cash and stock. Rowen was recently appraised by a qualified independent appraiser at US $7 million.



     During the 1st quarter of fiscal year 1999, the Company decided to refocus its strategy for packing tuna in Mexico. Prices for high-quality, dolphin-safe frozen tuna reached record high levels which pushed fully compensatory pricing for finished goods beyond what the market would bear. Rather than continuing to operate at a negative gross margin, the Company decided the interests of its shareholders would be best served if the operations in Mexico under the Toll Packing Agreement were suspended. The Company has further decided to hold in abeyance its option to acquire the Rowen cannery until such time as it can provide a dependable supply of competitively priced, dolphin-safe raw material through its own fishing operations. The Company's plans to build and operate its own fleet of fishing and processing vessels has been accelerated. The design of super-efficient fishing vessels has been completed and negotiations are underway to complete the financing and ship building contracts.



     The Company is subject to certain risks from its foreign operations. These risks include potential losses on foreign exchange transactions and possible repatriation of land and facilities located in foreign countries. To mitigate foreign exchange risks, the Company currently purchases products and services and makes sales exclusively to U.S. customers in U.S. dollars. The Company maintains no operating funds in foreign financial institutions. To mitigate expatriation risk, the Company will consider acquiring country risk insurance through OPIC, a division of the Export-Import Bank when management believes the cost of coverage is justified by the insurable risk.


CLIPPERNET CORPORATION


     In July 1998, the assets and liabilities of Clipper Cubed were acquired and transferred to ClipperNet. For our fiscal quarter ended October 31, 1998, ClipperNet had net revenues of $163,021 and a loss of $41,415. A significant portion of the loss is attributed to additional staffing to meet requirements for the Portland, Newport and Albany, Oregon business sites. Sales are expected to grow at a very rapid pace during the next year through domestic and global expansion of ClipperNet's existing network, licensing agreements, acquisition of other Internet access companies and new product introductions.



     In November 1998, the assets of Netbridge were purchased for $150,000. It was agreed that $60,000 of that purchase price would be satisfied by the issuance of 20,000 shares of the Company's common stock. ITG Finance, LLC ("ITG Finance"), an affiliate of the Company, loaned ClipperNet $20,766 to complete this acquisition. This acquisition will be accounted for as a purchase. Accordingly, the acquired assets including accounts receivable, customer deposits, prepaid expenses, furniture, fixtures, leasehold improvements and intangible assets will be recorded at their fair market value as of the date of acquisition. For the year ended December 31, 1997, Netbridge reported net income of approximately $42,000. As of the date of acquisition, the fair value of the acquired assets was approximately $50,000, which resulted in the recognition of $100,000 in intangible assets. The Company believes the acquisition of Netbridge expands its Internet expertise, allows further access to Oregon markets and will provide a positive impact on operations, liquidity and cash flow once all Internet access operations are fully integrated.



     The Company believes that Internet usage will continue to grow for both business and personal use, and users will introduce an ever increasing volume of information into the same connection pipeline. While there may be sufficient carrying capacity in the main trunks of the network's infrastructure, "curb to door" bandwidth is limited. ClipperNet's proprietary high-speed wireless microwave technology delivers curb to door broadband service to any home or business without the expense of in-ground utility construction or telephone carrier interconnect fees. ClipperNet's wireless services has been deployed in Eugene, Oregon and other parts of the service region for twenty months, over which time it has captured 25% of the local market share. We believe the success of this model can be replicated nationwide in bringing new high-speed service on line quickly, at lower installation costs and with lower subscription rates. ClipperNet projects gross sales in fiscal year 1999 in excess of $2.5 million.


CAPITAL NEEDS AND FUTURE REQUIREMENTS

CAPITAL-INTENSIVE PROJECTS


     During fiscal year 1998-1999, we intend to expand our food processing operations in different parts of the world. The following major long-term projects and their capitalization are anticipated to be undertaken:



     Two modernized tuna processing facilities (Mexico, Indonesia and/or
       Thailand). Total projected investment will approximate $30 million. Plant acquisition is expected to be in the form of cash and stock. Equipment will be financed through leases, equipment loans and outright purchase. The Company's interest in acquiring processing facilities in Indonesia and/or Thailand is still in the feasibility stage. No due diligence has been completed for these facilities at this time.



     Six new combination fishing/factory ships with an approximate cost of  $180 million. Construction deposits and related expenses will amount to approximately $40 million. The contract for construction of up to six 79-meter fishing vessels is being finalized between the Company and a European shipyard. Construction financing for up to 90% of the total contract will be provided primarily by the shipyard with the Company providing the remainder either through a combination of government grants and/or proceeds from equity or debt financing. The shipyard will provide a performance bond to guarantee that the vessels are delivered on time and constructed in accordance with Company specifications. The completed ships will be financed primarily through insured export-credit guaranteed loans, straight asset-backed loans, grants and local government subsidies. The Company expects to finance nearly 100% of the cost of the finished vessels with the ships representing the sole collateral on the loan.



     Twelve new bait boats for an estimated cost of $24 million. Construction deposits and related expenses will amount to a maximum of $10 million. The balance will be due when the ships are delivered. We expect to finance
       70% of this asset through asset-backed loans. The balance will be financed through cash and clean irrevocable bank instruments of guarantee.


     Tuna harvesting, processing and cold storage operations in Guinea at an estimated cost of $118 million. Specific projects include the construction of two tuna seiners, two factory trawlers and a tuna cannery . Asset-backed loans are available to finance a significant percentage of the capital cost related to these projects.



     Shrimp processing operations in Guinea at an estimated cost of $107 million plus $10 million for land development. The property on which the Company intends to develop the shrimp operation is located in the geographical region of Guinea known as Sakoba. Adjacent to our property is a fully operational shrimp farm and processing facility called the Sakoba Shrimp Company. SEPIA, a private French company, built this facility in partnership with the government of Guinea. The Sakoba
       Shrimp Company has recently ceased operations. Specific projects include development of ten small prawn farms and a processing facility for the Company shrimp operation in the region of Sakoba as well as the possible purchase of the Sakoba Shrimp Company. F.E.S. Inc., a Los Angeles-based company, has expressed an interest in partnering with the Company to assume control of the Sakoba Shrimp Company. Nothing definitive, however, has been concluded with F.E.S. Inc. in this matter. Asset-backed loans are available to finance a significant percentage of the capital cost related to these projects.



     Tropical fruit canning operations in Guinea at an estimated cost of $60 million. Specific projects include a processing cannery, pineapple plantation and other fruit plantations. Asset-backed loans are available to finance a significant percentage of the capital cost related to these projects



     The plants and processing facilities in Guinea will be financed primarily through asset-backed export-credit guaranteed loans and government to government grants and subsidies. Note that the French Government has privileged relationships with Guinea, a former French colony. COFACE, the export credit insurance agency of the French Government, provides low interest asset-backed loans for equipment exported from France and for projects that benefit a third world country in terms of job creation and expanded exports. The land in Guinea will be pledged as collateral to secure local working capital for the contemplated projects. The Company expects to be able to borrow up to 40% of the land value in U.S. dollar-denominated working capital loans.



     The tuna-processing portion of the seafood-related projects are projected to produce the following net after-tax earnings on net sales for each full year of production:



Full Year Of Production     Net After-Tax Earnings (mill)    Net Sales (mill)
-----------------------     -----------------------------    ----------------
     first                              $10.0                    $57.5
     second                             $32.3                    $102.1
     third                              $51.4                    $145.1
     fourth                             $72.1                    $188.6


     fifth                              $82.7                    $208.9




     These projections are based on forward-looking events and occurrences which involve risks and uncertainties including, without limitation, demand and competition for the Company's products, relations with suppliers, the ability of the Company to control costs and expenses, the ability of the Company to penetrate its chosen distribution channels, foreign currency risks, international political and trade relations and general economic conditions. There may be other factors not mentioned above that may cause actual results to differ materially from any forward-looking information.



     The Company is continuing its efforts to finalize an initial $15 million debt financing. We originally anticipated this financing would be completed in December 1998. Financing is expected to be completed in the 2nd calendar quarter of 1999. At this time, there are no agreements or understandings with any funding source.



     As part of its agreement, the Company agreed with the L'Agence Autonome d'Assistance Integree aux Entreprises (AAAIE), an agency of Guinean government operating directly under the Ministry of Private Sector, Commerce & Industry, that it would attempt to raise up to $400 million through the sale of letter-of-credit backed commercial paper. The Company informed AAAIE that it would be difficult for the Company's customers to bear the full risk of issuing SLOC's to fund projects in a third-world country and that the government might be called upon to provide the following credit enhancement facilities in addition to the land grant:



     (1) A sovereign guarantee of the Government of the Republic of Guinea issued by the Ministry of Finance for the portion of the funding involving capital assets and infrastructure development in Guinea.


     (2) Facilitation of the hypothecation of the land owned by the Company so as to enhance the credit support structure.



     The Company has approached the Ministry of Finance to obtain these credit enhancements. AAAIE asked to be indemnified from any and all claims that might result from a default on any debt. The Company agreed to AAAIE's request and issued the indemnification.


YEAR 2000 COMPLIANCE


     The Company's reliance on the use of computers and automated systems in its business operations creates a potential vulnerability to the effects of the Year 2000 issue ("Y2K"). The Company has made a preliminary determination that led to the upgrading of software programs with recently-released Y2K compliant versions. The Company also identified those assets in its hardware inventory that required attention, and steps have been taken to upgrade or replace the Y2K deficient components. Additional upgrades to its software programs and automated systems are scheduled for completion by the third calendar quarter of 1999. The cost to upgrade existing software, convert to new software and correct existing data records is estimated at $10,000.



     By the end of the third fiscal quarter, the Company will have incurred approximately $2,000 in Y2K compliance expenses. The Company believes its compliance strategy will support timely reaction to new difficulties as they manifest themselves and will enable effective implementation of the necessary remedial actions.

     The Company has no control over the computer systems of its banks, vendors, customers or other third parties, and disruptions to these systems could impair the Company's ability to obtain product or to sell to or service its customers. Information made available to the Company indicates these unrelated parties have taken and are continuing to take the necessary steps to achieve Y2K compliance. The Company's planning strategy also anticipates the potential effects of Y2K in the third world countries in which it conducts its business. Where the Company expands its foreign operations prior to the end of 1999, it will assess the host country's state of Y2K preparedness. Should a country be deemed to lack the technical expertise or financial capabilities to achieve Y2K preparedness, the Company anticipates direct investment in or partnered financing for the resources necessary to ensure it can effectively operate in the local environment. The costs for such a contingency are included in the Company's estimates listed above. The Company is engaged in an on-going effort to avoid disruptions that may be caused by the computer programs or systems of third parties, or that may arise from its foreign operations. However, should such disruption occur, there can be no assurance that it will not have a material adverse impact on the Company's financial condition and results of operations.


ITEM 3.  DESCRIPTION OF PROPERTY


     The Company's offices are located in the Western Family Foods Building at 6700 S. W. Sandburg Street., Tigard, Oregon 97223. Our space within this 36,000 square foot corporate environment is secured on a month-to-month lease at a rate of $1,000 per month, and we have full access to all on-site facilities. Seabourne also maintains an office in Seattle, Washington. ClipperNet rents approximately 1800 square feet of office space at 2295 Coburg Rd., Suite 105, Eugene, Oregon 97401. ClipperNet's network operations center occupies 400 square feet of leased office space at 2300 Oakmont Way, Eugene, Oregon 97401. Management believes that its current office space is suitable for its intended purpose. The Company's offices are adequately covered by insurance.


     We also own approximately 35,000 acres of coastal land in the Guinea which is located on the west coast of Africa. We intend to use that land and its buildings and other improvements to develop and operate a tuna processing plant, a shrimp farm and tropical fruit plantations.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     This table describes the current ownership of the Company's outstanding Common Stock as of July 31, 1998 by (a) each of our officers and directors, (b) each person who is known by us to own more than 5% of the Company's outstanding Common Stock and (c) all of our officers and directors as a group:


                 Name and Address of                  Amount and Nature of        Percent
Title of Class    Beneficial Owner                    Beneficial Ownership        of Class
-------------   --------------------                  --------------------        ---------
Common Stock    Alain de la Motte                          2,642,708                18.0%
                6700 SW Sandburg St.


                Tigard, OR 97223

Common Stock    Brian Bittke (i)                             583,020                 3.6%
                6700 SW Sandburg St.
                Tigard, OR 97223

Common Stock    James McKenzie                               595,000                 3.6%
                9615 SW Allen Blvd.
                Portland, OR 97005

Common Stock    Hugh Latif                                    38,000                   *
                135 Park Ave.
                Toronto, Ontario, Canada

Common Stock    Alan Resnik                                   75,000                   *
                1016 SW Davenport St.
                Portland, OR 97201

Common Stock    Harald Kvalo                               1,623,200                10.0%
                2334 West Plymouth St.
                Seattle, WA 98119

Common Stock    International Trade Group, LLC (ii)        1,987,368                12.0%
                6700 SW Sandburg St.
                Tigard, OR 97223

Common Stock    ITG Finance, LLC (iii)                     2,000,000                12.0%
                6700 SW Sandburg St.
                Tigard, OR 97223

All officers and Directors as a group (5 persons)          3,933,728                24.5%

------------------------------------
     *   refers to less than one percent


     (i) Brian Bittke resigned as a director in April 1999. Ransom Southerland, the President of ClipperNet, became a director of the Company in October 1998. Mr. Southerland owns 317,550 shares (2.0%) of the Company's common stock.



     (ii) International Trade Group, LLC is an Oregon limited liability company organized in March 1994. Alain de la Motte is a member of this limited liability company and directly and indirectly owns an 90% interest in it. The remaining 10% is owned by Sower Ministries International, a tax-exempt religious organization founded by Mr. de la Motte and for which Mr. de la Motte serves as one of several directors.



     (iii) ITG Finance, LLC is an Oregon limited liability company organized in October 1997, of which Mr. Alain de la Motte is a managing member. International Trade Group, LLC owns an 80% interest in ITG Finance, LLC.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

     This table describes our directors and executive officers, as of July 31, 1998:

Name                   Age            Title
----                   ---            -----
Alain de la Motte      49             President, Chief Executive Officer and Chairman
Brian Bittke           60             Executive Vice President and Director
James McKenzie         55             Secretary and Director
Hugh Latif             46             Director
Alan J. Resnik         53             Director


     Alain de la Motte has been Chief Executive Officer and Chairman of the Board of Directors since the inception of the Company's current business operations in July 1997. Mr. de la Motte is also Chief Executive Officer of ITG which is involved in world-wide sourcing and procuring of food products for the largest grocery chains in the United States. ITG has participated in this business since 1992 when it operated as a partnership prior to its reorganization as a limited liability company. ITG is a shareholder in the Company. Prior to ITG, Mr. de la Motte served as founder, President and chairman of TRADE, Inc. which amassed a proprietary database of all U.S. imports. Mr. de la Motte was educated at L'Ecole Nationale de Commerce in Paris and is fluent in English and French.


     Brian E. Bittke has been Executive Vice President and a Director of the Company from its inception. Since December 1993, Mr. Bittke has been Executive Vice President of Sales and Marketing for ITG. Before joining ITG, Mr. Bittke was President and Chief Operating Officer for Continental Companies, a private-label frozen food procurement company. He was also Executive Vice President of Western Family Foods and President of Shurfine Central Corporation. Mr. Bittke was educated at the University of Southern California in marketing.


     James McKenzie has been corporate secretary and a director of the Company since the inception of its current business operations in July 1997. Mr. McKenzie is the President of CUI Stack, Inc., a joint venture with Stack Electronics of Japan, which is involved in the distribution of electronic components in the United States. He had been with CUI Stack since 1989. Mr. McKenzie earned an MBA in finance from the University of Chicago.



     Hugh Latif has been a director since the inception of the Company's current business operations in July 1997. Since 1996, Mr. Latif has been President of Hugh Latif & Associates, a management consulting firm. From 1992 to 1996, he was managing director of A.C. Nielsen Co. of Canada Ltd., a marketing research firm. Mr. Latif has also served as General Manager of Dunn & Bradstreet France and Dun & Bradstreet Brazil. Mr. Latif holds a BA in economics from Cairo University in Egypt.



     Alan J. Resnik has been a director since the inception of the Company's current business operations in July 1997. Dr. Resnik is currently a professor of marketing in the School of Business Administration, Portland State University, and since 1978 he has been the President of Market Insights, Inc., a consulting firm. From 1994 to 1995, he was Executive Vice President of Widmer Brewing Co. From 1995 to 1996, Dr. Resnik was Senior Vice President of Gentle Dental, a dental services company. From 1992 to1996, he was a director of Gentle Dental. Dr. Resnik received a BS degree in economics from the Wharton School of the University of

Pennsylvania, an MBA from Tulane University and his PhD from Arizona State University.


     Directors serve in their positions until the next annual meeting of stockholders or until the directors' successors have been elected and qualified. Our executive officers are appointed by our Board of Directors and serve at the discretion of the Board.

ITEM 6.  EXECUTIVE COMPENSATION


     The Company has not paid any compensation to its executive officers since it began its current business operations in July 1997. The Company does not have any written employment agreements with its executive officers at this time. The Company will enter into employment agreements with its executive officers and key employees and begin paying appropriate salaries and other compensation when it determines that its financial condition is such that it can pay such salaries and compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     On July 1, 1997, our wholly-owned subsidiary, Seabourne purchased certain assets from ITG for $1,765,000. These assets consisted of certain office equipment, accounts receivable and cash. Seabourne also assumed the obligation on two leases for solid pack tuna canning machines which ITG was leasing from an unrelated party. Seabourne gave ITG a subordinated unsecured convertible promissory note for $1,765,000 as payment for the assets. The note was payable on December 31, 1998. The entire outstanding balance of the note was converted into Series A Convertible Preferred Stock of the Company during the 1st quarter of fiscal 1999.



     On July 1, 1997, ITG Finance, a subsidiary of ITG, loaned $ 2,500,000 to Seabourne for working capital purposes. Seabourne gave ITG Finance a subordinated unsecured convertible promissory note for the amount of the loan. The note is payable on December 31, 1998. A portion of the outstanding balance of the note has been converted into Series A Convertible Preferred Stock during the 1st quarter of fiscal 1999.


     On July 15, 1998, ITG loaned $9,000 to Clipper Cubed. The obligation was assumed by the Company as part of the Asset Acquisition Agreement and Plan of Reorganization with Clipper Cubed. The obligation was subsequently assumed by ClipperNet as part of its capitalization. This obligation is payable on July 15, 1999.

     During our fiscal year ending July 31, 1998, Seabourne sold processed tuna and tuna-related products to ITG in the amount of $ 5,378,691.


     During our fiscal year ended July 31, 1998, total executive compensation of $261,470 was paid by ITG on behalf of the Company and recorded as expense at fair market value. This compensation has been recognized in the Company's financial statements as administrative and consulting fees paid to ITG. All expenses related to other services provided by ITG have been recorded at fair value in the Company's financial statements.



     On January 25, 1999, the Company entered into a Technology and
Trademark License Agreement with Alain de la Motte regarding the Project Harvest-Registered Trademark- software technology and associated trademarks. The Company obtained a 20 year exclusive, world-wide license to make and use the software for the food products industry. Under the Agreement, the Company has agreed to pay Mr. de la Motte a one-time lump sum license fee of $200,000 upon the occurrence of certain funding events and a royalty payment of 7.5% of the gross profit margin that the Company realizes from the commercial use of the software technology.


ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     We are authorized to issue 50,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock. As of July 31, 1998, we have 16,084,643 shares of Class A Common Stock issued and outstanding. There are no shares of Class B Common Stock issued and outstanding. Each share of Class A Common Stock entitles the shareholder (a) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (b) to participate equally and to receive dividends as may be declared by the Board of Directors and (c) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Our Common Stock is not subject to redemption and carries no rights to purchase other securities of the Company. Our Common Stock is non-assessable.

                                       PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our Common Stock has been thinly traded in the over-the-counter market and prices for the Common Stock are published on the OTC Bulletin Board under the symbol "IFGR". This market is extremely limited and the prices for our Common Stock quoted by brokers is not a reliable indication of the value of the Common Stock. The following is the range of high and low bid prices for our Common Stock since trading began in January 1998.

     Quarter Ending         High         Low
     --------------        ------       ------
     April 30, 1998        $ 2.00       $ 2.00
     July 31, 1998         $ 3.00       $ 1.125

     These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual purchases and sales by investors.

     We have never paid cash dividends on our Common Stock; however, we may pay dividends in the future if our earnings justify it.

     There are approximately 4,100 shareholders of the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Our original accountant was J. Paul Kenote, P.C., Portland, Oregon. After the effective date of the Share Exchange Agreement between the Company and Seabourne MossAdams LLP, Portland, Oregon became our accountants. We had no disagreements with J. Paul Kenote, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES


     In January 1999, ITG and ITG Finance converted their promissory notes from the Company in the principal amounts of $1,765,000 and $2,285,000 respectively into 4,050,000 shares of the Company's Series A Convertible Preferred Stock.
ITG will be issued 1,765,000 shares of Series A Convertible Preferred Stock, and ITG Finance will be issued 2,285,000. This transaction was exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) thereof. ITG and ITG Finance are sophisticated investors. The nature of access to corporate information was based on the existence of common controlling interests.



     In November 1998, we issued 20,000 shares of our Class A Common Stock to the sellers of Netbridge in connection with the acquisition of that company. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933. The sellers of Netbridge are considered sophisticated investors as a result of their representation by legal counsel in connection with this transaction. The nature of access to corporate information was based on the seller's due diligence examination of the business and financial condition of the Company.



     On July 31, 1998, we issued 1,183,432 shares of our Class A Common Stock to Clipper Cubed under the terms of the Asset Acquisition Agreement and Plan of Reorganization. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings. The selling shareholders of Clipper Cubed were deemed to be sophisticated by virtue of their representation by legal counsel through the negotiation of the acquisition. The nature of access to corporate information was based on the selling shareholders' due diligence examination of the business and financial condition of the Company.


     Effective June 3, 1998, we issued 11,736 shares of our Class A Common Stock to two preferred shareholders upon the conversion of 5,868 shares of Series A Convertible Preferred Stock.


     In January 1998, we issued 30,000 shares of our Class A Common Stock to Grady & Hatch and Company, Inc. as compensation for services rendered under a Consulting Agreement dated August 4, 1997 under which Grady & Hatch and Company, Inc. facilitated introductions between the Company and potential lenders. We relied upon the exemption from registration at Section 4(2) of the Securities Act of 1933. Grady & Hatch and Company, Inc. are considered accredited investors by virtue of their status as a broker-dealer registered under the Securities Exchange Act of 1934.



     Effective September 29, 1997, we issued 10,523,620 shares of our Class A Common Stock to the shareholders of Seabourne under the terms of the Share Exchange Agreement. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings. The shareholders of Seabourne were considered sophisticated by virtue of their position as either employees of the Company or directors and officers of the Company. Access to corporate information was based on their affiliation with the Company.


     On September 15, 1996, under our previous name of Cyberwin, Inc., we sold 4,000,000 shares of our Class A common stock to five purchasers for $50,000. The offering was conducted under Regulation D Rule 504 of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company is permitted under the Nevada Revised Statutes to indemnify any person named as a party to a legal proceeding because they are, or were, a director, officer, employee or agent of the Company. The indemnification covers expenses, judgments, fines and amounts paid by the director, officer, employee or agent in any settlement of the legal proceeding if they acted in good faith and in a manner which they reasonably believed to be in the best interest of the Company and they had no reason to believe their conduct was unlawful.

     The Company is required to indemnify a director, officer, employee or agent of the Company who is successful in the defense of any legal proceeding in which they are named as a party because they are, or were a director, officer, employee or agent of the Company. The indemnification covers expenses incurred by them in connection with the defense.

     The Company's Articles of Incorporation eliminate the personal liability of our directors, officers and stockholders for damages for breach of fiduciary duty. However, the liability of a director or officer is not eliminated for (a) actions or inactions which involve intentional misconduct, fraud or a knowing violation of law, or for (b) the payment of distributions to stockholders in violation of the applicable Nevada law.

     The Company may make arrangements to pay the expenses of officers and directors which are incurred in defending a civil or criminal proceeding, either as the expenses are incurred and in advance of the final outcome of the legal proceeding. If the Company pays these expenses, the director or officer must agree to repay the amount if it is determined by the court that they are not entitled to be indemnified by the Company.

     Nevada law also permits the Company to buy and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company to cover any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, whether or not the Company has the authority to indemnify them against such liability and expenses.

                                       PART F/S

     Attached hereto are the following financial statements:

     (1)  Independent Auditor's Report of MossAdams LLP *

     (2) Balance Sheet, Statement of Operations and Accumulated Deficit Statement of Changes in Shareholders' Equity, Statement of Cash Flows, and Notes to Consolidated Financial Statements for Integrated Food Resources, Inc. for the year ended July 31, 1998. *

     (3) Unaudited Consolidated Balance Sheet and Consolidated Income Statement for the Three Months ended October 31, 1998.


                                       PART III

ITEM 1    INDEX TO EXHIBITS


Exhibit
Number    Description
------    ------------
3.1       Articles of Incorporation of Integrated Food Resources, Inc. and
            Amendments thereto.**

3.2       Articles of Incorporation of Seabourne Ventures, Inc.**

3.3       Articles of Incorporation of ClipperNet Corporation. **

3.4       Bylaws of Integrated Food Resources, Inc. **

3.5       Bylaws of Seabourne Ventures, Inc. **

3.6       Bylaws of ClipperNet Corporation **

4         Specimen Stock Certificate of Integrated Food Resources, Inc. **

10.1      Toll Packing Agreement dated September 5, 1996 between Agroindustrias
             Rowen S.A. de C.V and International Trade Group, LLC.

10.2      Asset Acquisition Agreement dated July 1,1997 between International
             Trade Group, LLC and Seabourne Ventures, Inc. **

10.3      Share Exchange Agreement dated September 29, 1997 between Pixieland
             Corporation and Seabourne Ventures, Inc.**

10.4      Project Development Agreements each dated April 15, 1998 between
             Integrated Food Resources, Inc. and L'Agence Autonome d'Assistance
             Integree aux



             Enterprises, an official agency of the Republic of Guinea. **

10.5      Certificate of Ownership dated July 25, 1998 from the Republic of
             Guinea, Department of Promotion of the Private Sector and of Commerce and Industry.

10.6      Asset Acquisition Agreement and Plan of Reorganization dated July 31,
             1998 between Integrated Food Resources, Inc. and Clipper Cubed
             Corporation. **

10.7      Asset Purchase Agreement and Security Agreement dated November 6, 1998 between ClipperNet Corporation and Netbridge Internet Access
             Services. **

10.8      Technology and Trademark License Agreement dated January 25, 1999 between Alain de la Motte and Integrated Food Resources, Inc.

16        Letter from J. Paul Kenote, CPA, P.C.

21        Subsidiaries of Integrated Food Resources, Inc. **

27        Financial Data Schedule **



*  Filed with this Amendment No. 3, as revised.


** Previously filed with the Securities and Exchange Commission


                                      SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Integrated Food Resources, Inc.

Date: April 30, 1999                    By /s/ Alain de la Motte
                                           ------------------------------
                                           Alain de la Motte, President

                             INTEGRATED FOOD RESOURCES, INC.
                         UNAUDITED CONSOLIDATED BALANCE SHEET
                     FOR THE THREE MONTHS ENDED OCTOBER 31, 1998

                              ASSETS
                           CURRENT ASSETS
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      37,994
Accounts Receivable. . . . . . . . . . . . . . . . . . . . . .     $      66,757
Note Receivable. . . . . . . . . . . . . . . . . . . . . . . .     $      24,025
Inventory. . . . . . . . . . . . . . . . . . . . . . . . . . .     $     213,643
Prepaid Expenses . . . . . . . . . . . . . . . . . . . . . . .     $     127,996
Prepaid Interest . . . . . . . . . . . . . . . . . . . . . . .     $       5,953
                                                                   -------------
          TOTAL CURRENT ASSETS. .  . . . . . . . . . . . . . .     $     476,368
                                                                   -------------

                           FIXED ASSETS
Office and Factory Equipment . . . . . . . . . . . . . . . . .     $     324,098
Tuna Packing Plant . . . . . . . . . . . . . . . . . . . . . .     $     918,617
Less Accumulated Depreciation. . . . . . . . . . . . . . . . .     $     (88,739)
Land Held for Development. . . . . . . . . . . . . . . . . . .     $  74,498,400
Valuation Adjustment-Foreign Land Grant. . . . . . . . . . . .     $ (74,498,400)
Other Assets . . . . . . . . . . . . . . . . . . . . . . . . .     $      17,890
                                                                   -------------
          TOTAL FIXED ASSETS . . . . . . . . . . . . . . . . .     $   1,171,866
                                                                   -------------

                         INTANGIBLE ASSETS
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   4,489,352
Less: Amortization . . . . . . . . . . . . . . . . . . . . . .     $     (56,199)
                                                                   -------------
          TOTAL INTANGIBLE ASSETS. . . . . . . . . . . . . . .     $   4,433,153
                                                                   -------------


              TOTAL ASSETS . . . . . . . . . . . . . . . . . .     $   6,081,387
                                                                   -------------
                                                                   -------------


                           LIABILITIES
                        CURRENT LIABILITIES
Accounts Payable . . . . . . . . . . . . . . . . . . . . . . .     $     168,135
Accrued Liabilities. . . . . . . . . . . . . . . . . . . . . .     $      29,414
Notes Payable (Stockholder). . . . . . . . . . . . . . . . . .     $      81,879
Short Term Notes Payable . . . . . . . . . . . . . . . . . . .     $     109,000
                                                                   -------------
          TOTAL CURRENT LIABILITIES. . . . . . . . . . . . . .     $     388,428
                                                                   -------------


                       LONG TERM LIABILITIES
Longterm Capital Lease. . . . . . .  . . . . . . . . . . . . .     $      19,006
Long Term Note payable. . . . . . . . . . . . . . . . . . . . .    $     450,000
                                                                   -------------
          TOTAL LONG TERM LIABILITIES. . . . . . . . . . . . .     $     469,006
                                                                   -------------

              TOTAL LIABILITIES. . . . . . . . . . . . . . . .     $     857,434
                                                                   -------------

                               EQUITIES
Preferred Stock, $.001 par value,
     10,000,000 shares authorized,
     4,050,800 issued and outstanding. . . . . . . . . . . . .     $       4,051
Additional paid-in Capital (Preferred). . . . . . .  . . . . .     $   4,045,950
Common Stock, $.001 par value,
     50,000,000 shares authorized,
     16,084,643 issued and outstanding . . . . . . . . . . . .     $      16,080
Additional paid-in Capital (Common). . . . . . . . . . . . . .     $   4,054,084
Accumulated Deficit. . . . . . . . . . . . . . . . . . . . . .     $  (2,505,732)
Net Loss . . . . . . . . . . . . . . . . . . . . . . . . . . .     $    (390,480)
                                                                   -------------
          TOTAL EQUITY ACCOUNTS. . . . . . . . . . . . . . . .     $   5,223,953
                                                                   -------------

              TOTAL LIABILITIES & OWNERS EQUITY . . . . . . . .    $   6,081,387
                                                                   -------------
                                                                   -------------


UNAUDITED FINANCIALS
Prepared Internally
/s/ Alain de la Motte
-----------------------
Alain de la Motte
Chairman/CEO

                     INTEGRATED FOOD RESOURCES, INC.
                 UNAUDITED CONSOLIDATED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED OCTOBER 31

                                                                        1998                  1997
                                                                   ----------              -----------
NET SALES. . . . . . . . . . . . . . . . . . . . . . . . . . .     $  167,089              $ 1,021,892

COST OF GOODS SOLD . . . . . . . . . . . . . . . . . . . . . .     $   63,278              $ 1,029,499
                                                                   ----------              -----------
                                                                   $  103,811              $    (7,607)
                                                                   ----------              -----------

SELLING, GENERAL AND ADMIN EXPENSES
Administrative/Consulting. . . . . . . . . . . . . . . . . . .     $   94,324               $  260,125
Other selling and general. . . . . . . . . . . . . . . . . . .     $  185,002               $   72,542
Depreciation & Amoritization . . . . . . . . . . . . . . . . .     $  108,181               $    7,222
Interest Expense . . . . . . . . . . . . . . . . . . . . . . .     $  106,784               $   50,440
Miscellaneous Expense. . . . . . . . . . . . . . . . . . . . .     $        -               $        -
                                                                   ----------              -----------
    TOTAL OPERATING EXPENSES . . . . . . . . . . . . . . . . .     $  494,291               $  390,329
                                                                   ----------              -----------

       TOTAL INCOME. . . . . . . . . . . . . . . . . . . . . .     $ (390,480)              $ (397,936)
                                                                   ----------              -----------
                                                                   ----------              -----------


UNAUDITED FINANCIALS
Prepared Internally
/s/ Alain de la Motte
-----------------------
Alain de la Motte
Chairman/CEO

                   INTEGRATED FOOD RESOURCES, INC.
            UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE THREE MONTHS ENDED OCTOBER 31

CASH FLOWS RELATED TO OPERATING ACTIVITIES
            NET LOSS . . . . . . . . . . . . . . . . . . . . .    $    (390,480)
                                                                   ------------

ADJ TO RECONCILE NET LOSS TO CASH FROM OPERATING ACTIVITIES
            Depreciation and Amortization. . . . . . . . . . .    $     108,181
            Increase/Decrease in:
            Receivables. . . . . . . . . . . . . . . . . . . .    $     525,446
            Note Receivable. . . . . . . . . . . . . . . . . .    $     (24,025)
            Inventories. . . . . . . . . . . . . . . . . . . .    $      10,240
            Prepaid Expenses . . . . . . . . . . . . . . . . .    $    (124,167)
            Accounts Payable . . . . . . . . . . . . . . . . .    $     (86,522)
            Accrued Liabilities. . . . . . . . . . . . . . . .    $      (4,039)
                                                                   ------------
                NET CASH FROM OPERATING ACTIVITIES . . . . . .    $     405,114
                                                                   ------------

CASH FLOWS RELATED TO INVESTING ACTIVITIES
            Purchase of equipment. . . . . . . . . . . . . . .    $     (28,047)
            Tuna packing plant costs . . . . . . . . . . . . .    $           -
            Other Assets . . . . . . . . . . . . . . . . . . .    $       1,606
            Goodwill . . . . . . . . . . . . . . . . . . . . .    $     (77,918)
                                                                   ------------
                NET CASH FROM INVESTING ACTIVITIES . . . . . .    $    (104,359)
                                                                   ------------

CASH FLOWS RELATED TO FINANCING ACTIVITIES
            Repayment of Related-party notes payable . . . . .     $ (4,179,621)
            Repayment of Third-party notes payable . . . . . .     $    (11,225)
            Proceeds from Long Term Capital Lease. . . . . . .     $     10,974
            Proceeds from Long Term Notes Payable. . . . . . .     $     42,493
            Issuance of Preferred Stock. . . . . . . . . . . .     $      4,050
            Additional Paid-in-Capital (Preferred) . . . . . .     $  4,045,950
            Issuance of Common Stock . . . . . . . . . . . . .     $          -
            Additional Paid-in-Capital (Common). . . . . . . .     $          -
                                                                   ------------
                NET CASH FROM FINANCING ACTIVITIES . . . . . .     $    (87,379)
                                                                   ------------

                NET INCREASE (DECREASE) IN CASH. . . . . . . .     $   (177,104)
                                                                   ------------

                CASH, BEGINNING OF PERIOD . . . . . . . . . . .    $    215,097
                                                                   ------------

                CASH, END OF PERIOD . . . . . . . . . . . . . .    $     37,994
                                                                   ------------
                                                                   ------------


UNAUDITED FINANCIALS
Prepared Internally
/s/ Alain de la Motte
-----------------------
Alain de la Motte
Chairman/CEO

                        INTEGRATED FOOD RESOURCES, INC.

                                   ------

                          INDEPENDENT AUDITOR'S REPORT
                                      AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                                   ------

                                 JULY 31, 1998

CONTENTS
-------------------------------------------------------------------------------

                                                                          PAGE

INDEPENDENT AUDITOR'S REPORT                                               1

CONSOLIDATED FINANCIAL STATEMENTS

  Balance Sheet                                                           2-3

  Statement of operations and accumulated deficit                          4

  Statement of changes in stockholders' equity                             5

  Statement of cash flows                                                  6

  Notes to consolidated financial statements                              7-18

                                   ------

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Integrated Food Resources, Inc.

We have audited the accompanying consolidated balance sheet of Integrated Food Resources, Inc., as of July 31, 1998, and the related consolidated statements of operations and accumulated deficit, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Food Resources, Inc., as of July 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformiy with generally accepted accounting principles.



Portland, Oregon
October 2, 1998
(except for Note 13 as to which
the date if January 18, 1999)

INTEGRATED FOOD RESOURCES, INC.
CONSOLIDATED BALANCE SHEET
JULY 31, 1998
-------------------------------------------------------------------------------

                                    ASSETS

CURRENT ASSETS
  Cash                                                             $    215,097
  Receivables:
    Trade                                                                63,458
    Related-party                                                       520,324
    Employees                                                             8,421
  Inventory                                                             223,883
  Prepaid expenses                                                        9,782
                                                                   ------------
          Total current assets                                        1,040,965
                                                                   ------------

PLANT AND EQUIPMENT
  Tuna packing plant                                                    918,617
  Equipment                                                             296,051
  Accumulated depreciation                                              (36,757)
                                                                   ------------
                                                                      1,177,911
                                                                   ------------

LAND HELD FOR FUTURE DEVELOPMENT                                     74,498,400
ADJUSTMENT FOR FOREIGN LAND GRANT                                   (74,498,400)
                                                                   ------------
  Land held for future development, net of adjustment                        --
                                                                   ------------

GOODWILL                                                              4,411,434

OTHER ASSETS                                                             19,496
                                                                   ------------
          Total assets                                             $  6,649,806
                                                                   ------------
                                                                   ------------

           See independent auditor's report and accompanying notes.
                                                                              2
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
CONSOLIDATED BALANCE SHEET
JULY 31, 1998
-------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
  Accounts payable                                                                         $   254,657
  Accrued liabilities                                                                           33,453
  Related-party notes payable                                                                4,261,500
  Current portion of long-term debt                                                            113,800
  Current portion of capital lease obligation                                                    6,425
                                                                                           -----------
          Total current liabilities                                                          4,669,835
                                                                                           -----------

LONG-TERM LIABILITIES
  Long-term debt, net of current portion                                                       407,507
  Long-term capital lease obligation                                                             8,032
                                                                                           -----------
          Total long-term liabilities                                                          415,539
                                                                                           -----------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 12)

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value, 10,000,000 shares authorized,
    799 issued and outstanding                                                                       1
  Class A common stock, $.001 par value, 50,000,000 shares authorized,
    16,084,643 issued and outstanding                                                           16,079
  Class B common stock, $.001 par value, 50,000,000 shares authorized,
    none issued and outstanding                                                                     --
  Additional paid-in capital                                                                 4,054,084
  Accumulated deficit                                                                       (2,505,732)
                                                                                           -----------
          Total stockholders' equity                                                         1,564,432
                                                                                           -----------
          Total liabilities and stockholders' equity                                       $ 6,649,806
                                                                                           -----------
                                                                                           -----------


           See independent auditor's report and accompanying notes.

                                                                              3
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JULY 31, 1998
-------------------------------------------------------------------------------

NET SALES                                        $ 5,378,691
COST OF SALES                                      5,938,232
                                                 -----------
    Gross loss                                      (559,541)

SELLING, GENERAL, AND ADMINISTRATIVE
 EXPENSES
  Administrative and consulting                   (1,118,832)
  Other selling and general                         (415,678)
                                                 -----------
    Operating loss                                (2,094,051)
                                                 -----------
OTHER EXPENSES
  Depreciation and amortization                      (36,757)
  Interest                                          (321,030)
                                                 -----------
    Total other expenses                            (357,787)
                                                 -----------
NET LOSS                                          (2,451,838)
ACCUMULATED DEFICIT, beginning of year               (53,894)
                                                 -----------
ACCUMULATED DEFICIT, end of year                 $(2,505,732)
                                                 -----------
                                                 -----------
Basic loss per share                             $     (0.15)
                                                 -----------
                                                 -----------
Diluted loss per share                           $     (0.15)
                                                 -----------
                                                 -----------

          See independent auditor's report and accompanying notes.
                                                                              4
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 1998
-------------------------------------------------------------------------------

                                       COMMON STOCK           PREFERRED STOCK     ADDITIONAL                       TOTAL
                                  ---------------------      ----------------      PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                    SHARES       AMOUNT      SHARES    AMOUNT      CAPITAL        DEFICIT         EQUITY
                                  ----------    -------      ------    ------    ----------     -----------     -----------
BALANCE, July 31, 1997             4,335,855    $ 4,336      6,667      $ 7      $   65,791     $   (53,894)    $    16,240
Issuance of shares to
 Seabourne Ventures, Inc.         10,523,620     10,524          -        -         (10,524)              -               -
Issuance of common stock
 for professional services            30,000         30          -        -               -               -              30
Issuance of common stock
 for acquisition of Clipper
 Cubed Corporation                 1,183,432      1,183          -        -       3,998,817               -       4,000,000
Conversion of preferred
 stock to common stock                11,736          6     (5,868)      (6)              -               -               -
Net loss                                   -          -          -        -               -      (2,451,838)     (2,451,838)
                                  ----------    -------        ---      ---      ----------     -----------     -----------
BALANCE, July 31, 1998            16,084,643    $16,079        799      $ 1      $4,054,084     $(2,505,732)    $ 1,564,432
                                  ----------    -------        ---      ---      ----------     -----------     -----------
                                  ----------    -------        ---      ---      ----------     -----------     -----------

         See independent auditor's report and accompanying notes.
                                                                              5
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 1998
-------------------------------------------------------------------------------

CASH FLOWS RELATED TO OPERATING ACTIVITIES
  Net loss                                                                 $(2,451,838)
  Adjustments to reconcile net loss to cash from operating activities:
    Depreciation and amortization                                               36,757
    Increase in:
      Receivables                                                             (530,004)
      Inventories                                                             (223,883)
      Prepaid expenses                                                          (9,782)
      Other assets                                                              14,931
      Accounts payable                                                         216,062
      Accrued liabilities                                                       12,560
                                                                           -----------
          Net cash from operating activities                                (2,935,197)
                                                                           -----------

CASH FLOWS RELATED TO INVESTING ACTIVITIES
  Purchase of equipment                                                       (187,348)
  Tuna packing plant costs                                                    (918,617)
                                                                           -----------
          Net cash from investing activities                                (1,105,965)
                                                                           -----------

CASH FLOWS RELATED TO FINANCING ACTIVITIES
  Issuance of common stock                                                          30
  Proceeds from long-term borrowings                                               799
  Proceeds from related-party notes payable                                  5,059,500
  Repayment of related-party notes payable                                    (798,000)
  Repayment of capital lease obligation                                         (6,070)
                                                                           -----------
          Net cash from financing activities                                 4,256,259
                                                                           -----------

NET INCREASE IN CASH                                                           215,097

CASH, beginning of period                                                           --
                                                                           -----------
CASH, end of period                                                        $   215,097
                                                                           -----------
                                                                           -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                                            $   321,030
                                                                           -----------
                                                                           -----------

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS

    Purchase of Clipper Cubed Corporation's assets for 1,183,432 shares
      of common stock                                                      $ 4,061,434
                                                                           -----------
                                                                           -----------

            See independent auditor's report and accompanying notes.
                                                                              6
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES

         ORGANIZATION - Integrated Food Resources, Inc. (the Company) is a Nevada corporation, headquartered in Tigard, Oregon. It is engaged in food processing for private label companies in the food service industry through its wholly-owned subsidiary, Seabourne Ventures, Inc. (Seabourne), and in providing wireless Internet access services through its wholly-owned subsidiary, ClipperNet Corporation (ClipperNet). Substantially all of Seabourne's operations for the year ended July 31, 1998, were derived from a tuna processing plant located in Ensenada, Mexico (see Note 7). ClipperNet, based in Eugene, Oregon and acquired by the Company in July 1998, has provided wireless Internet access services since its inception in 1997 to customers located in Oregon's Willamette Valley. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

         In July 1997, Seabourne Ventures, Inc., a newly organized company, completed a Share Exchange Agreement with Pixieland Corporation, a Nevada corporation and nonreporting public entity, pursuant to which Seabourne exchanged 10,523,620 shares of its common stock (representing 70.82% of then issued and outstanding common stock) for an equal number of Pixieland common shares. Shortly thereafter, Pixieland changed its name to Integrated Food Resources, Inc., and completed a Share Exchange Agreement with Seabourne which then became a wholly-owned subsidiary of the Company.

         On July 28, 1998, the Company issued stock in exchange for all of the assets and assumed the liabilities of Clipper Cubed Corporation, a provider of wireless Internet access services (see Note 4). All operations of the acquired business are currently provided through the Companys wholly-owned subsidiary, ClipperNet Corporation.

         SALES AND ACCOUNTS RECEIVABLE - As of July 31, 1998, and for the year then ended, one customer, International Trade Group, LLC (ITG, a related-party as explained in Note 7), accounted for approximately 99% of accounts receivable and 97% of sales. All products from sales to ITG are shipped to retail food chains in the U.S. Sales are recorded when product is shipped to third-party buyers from ITG.

         INVENTORIES - Inventories consist of frozen tuna, canned tuna, and packaging materials. Inventories are valued at the lower of cost or market by the first-in, first-out (FIFO) method.

                                                                              7
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES - (continued)

         PLANT AND EQUIPMENT - Plant and equipment are stated at cost. Depreciation on plant and equipment is computed by the straight-line method over estimated useful lives ranging from five to seven years. Expenditures for normal maintenance and repairs are charged to operations as incurred.

         LAND HELD FOR FUTURE DEVELOPMENT NET OF ADJUSTMENT FOR FOREIGN LAND GRANT - As further discussed in Note 10, in 1998 the Company received a foreign land grant from the Republic of Guinea. The grant has been recorded as land held for future development at its appraised value of $74,498,400. The appraisal was performed by an independent international firm with expertise in appraisal valuations. An adjustment in the same amount as the appraisal value has been recorded as an offset to the land value consistent with International Accounting Standard No. 20. The adjustment balance will be recognized in the consolidated financial statements as income over future periods in proportion to depreciation expense recognized for assets acquired or constructed for use in conjunction with the land received by grant.

         GOODWILL - Goodwill is amortized by the straight-line method over a 15-year period. Management periodically reviews goodwill for impairment and, if appropriate, will adjust the carrying value of goodwill based upon their assessment.

         INCOME TAXES - The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

         EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per common share assumes that convertible preferred shares outstanding at the beginning of the year are converted on that date and outstanding common shares are adjusted accordingly. Because the outstanding preferred shares would be antidultive to the calculation, they were not included in the 1998 diluted earnings per share calculation.

         CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of short-term, highly liquid investments with maturities of 90 days or less.

                                                                              8
-------------------------------------------------------------------------------

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
           ACCOUNTING POLICIES - (continued)

         USE OF ESTIMATES - Preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include the appraisal for land granted by the Republic of Guinea (see Note 10) and the value of goodwill recorded by the Company. Actual results could differ from those estimates and require periodic re-evaluation for impairment.

         RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998 and October
         1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement of Financial Accounting Standards No. 134 "Accounting for Mortgaged-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," respectively. Both statements, when they become effective, are expected to have no effect on the consolidated financial statements of the Company.

NOTE 2 - INVENTORIES

         Inventories consisted of the following at July 31, 1998:

             Finished goods                            $  115,925
             Raw material                                     860
             Packaging material                           107,098
                                                       ----------
                                                       $  223,883
                                                       ----------
                                                       ----------

NOTE 3 - LONG-TERM LIABILITIES

         Long-term debt consisted of the following at July 31, 1998:

         Unsecured note payable to International Trade Group,
           LLC, a related-party, payable in full including
           interest of 10%, on December 31, 1998                     $1,765,000

                                                                              9
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 3 - LONG-TERM LIABILITIES - (continued)

         Unsecured note payable to ITG Finance, LLC, a
           related-party, payable in full including interest
           at 10.5%, on December 31, 1998                            $2,487,500

         Note payable to Pacific Continental Bank, secured by
           inventory, chattle paper, accounts, equipment, and
           general intangibles, payable in full including interest
           of 11% per annum, on September 16, 1998                      100,000

         Unsecured note payable to Business Systems Group,
           payable in monthly installments of $1,500, including
           interest at 8% amortizing over 30 years, payable on
           July 28, 2008                                                350,000

         Unsecured note payable to International Trade Group,
           LLC, a related-party, payable in full including interest
           of 6% per annum, on July 15, 1999                              9,000

         Other unsecured notes of which $13,800 is payable
           on October 7, 1998, including interest at 8% and
           $57,707 is payable in full on December 8, 2002,
           including interest at 8%                                      71,307
                                                                     ----------
                                                                      4,782,807
         Less current portion                                         4,375,300
                                                                     ----------
         Long-term debt, net of current portion                      $  407,507
                                                                     ----------
                                                                     ----------

         The aggregate maturities of long-term debt are as follows:

         YEARS ENDING JULY 31,
         ---------------------
              1999                                                       $ 4,375,300
              2000                                                                --
              2001                                                                --
              2002                                                            57,507
              Thereafter                                                     350,000
                                                                         -----------

                                                                         $ 4,782,807
                                                                         -----------
                                                                         -----------

                                                                             10
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 4 - ACQUISITION OF CLIPPER CUBED CORPORATION

         On July 28, 1998, the Company purchased certain assets and assumed liabilities from Clipper Cubed Corporation for $4 million. The purchase price was comprised of 1,183,432 shares of the Company's common stock valued, based upon then current trades from over-the-counter bulletin board transactions, at $3.38 per share in exchange for the net liabilities assumed from Clipper Cubed Corporation. The Company placed the acquired assets and assumed liabilities into a newly formed subsidiary, ClipperNet Corporation. The acquisition was accounted for as a purchase and resulted in the recognition of goodwill which will be amortized to expense over 15 years unless earlier adjusted for impairment consistent with the Company's accounting policies (see Note 1). The assets purchased and liabilities assumed are as follows:


         Accounts receivable                                             $    62,199
         Equipment                                                           108,703
         Goodwill                                                            350,000
         Other assets                                                         18,186
         Accounts payable                                                    (38,595)
         Accrued liabilities                                                 (20,893)
         Notes payable                                                      (520,507)
         Capital lease obligation                                            (20,527)
                                                                         -----------
         Net liabilities assumed in excess of assets purchased                61,434
         Purchase price                                                    4,000,000
                                                                         -----------
         Goodwill                                                        $ 4,061,434
                                                                         -----------
                                                                         -----------

         The accompanying income statement does not include the results of operations of ClipperNet as the results of its operations for the three days from the date of acquisition to July 31, 1998, were not significant. The pro forma effects for the year ended July 31, 1998, had ClipperNet's operations been combined with those of the Company would have been as follows:

         Net loss
           Integrated Food Resources, Inc.                               $(2,451,808)
           ClipperNet                                                        (61,434)
                                                                         -----------
         Combined net loss                                               $(2,513,242)
                                                                         -----------
                                                                         -----------

                                                                             11
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 5 - INCOME TAXES

          Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities. The classification of the resulting deferred tax assets and liabilities is based upon the classification of the related balance sheet asset or liability.

          Deferred tax assets result principally from the Company's net operating loss carryforward. The net operating loss carryforward of approximately $830,000 for both federal and state income tax purposes will expire in 2013 unless utilized in earlier years. The Company's ability to utilize these net operating losses could be severely limited under Section 382 of the Internal Revenue Code of 1986 if significant ownership changes occur in the future. In addition, this limitation could result in the expiration of the net operating losses prior to their utilization. A valuation allowance is provided at July 31, 1998, since it is uncertain if the Company will be able to utilize loss carryforwards and other deferred tax assets in future periods.

          As described in Note 1, the Company completed a Share Exchange Agreement with Pixieland Corporation in July 1997. The share exchange transaction resulted in the Company assuming all of the tax attributes of Pixieland's assets and liabilities and all actual or contingent tax liabilities previously incurred by Pixieland. Management believes the tax effect of the share exchange transaction was not significant and was immaterial to the consolidated financial statements. However, as complete taxpayer records for Pixieland Corporation are not available, it is uncertain if any liability to local, state, or federal taxing authority exists.

          Long-term deferred tax assets and liabilities as of July 31, 1998, consisted of the following;

             Deferred tax assets
                 Net operating loss carryforward                   $ 830,000
                 Valuation allowance                                (830,000)
                                                                   ---------
                 Net long-term deferred tax asset                  $       -
                                                                   ---------
                                                                   ---------

                                                                             12
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 6 - PREFERRED STOCK RIGHTS AND PRIVILEGES

          All holders of the Company's preferred stock have voting and dividend rights equal to those of all common stockholders. In addition, preferred shareholders enjoy liquidation preferences superior to existing common shareholders and have rights to convert their holdings into common stock. Preferred shares may be voluntarily exchanged for common stock as a current rate of $2 per share, which is subject to adjustment for changes in the Company's capitalization. Mandatory conversion of preferred shares to common stock will occur upon the earlier of a 30-day written notice from the Company or immediately prior to the closing of a public offering by the Company.

          In July 1998, the Company converted 5,868 shares of preferred stock at a 2-for-1 conversion rate for 11,736 common shares. Since the preferred shares were not issued with "in the money" beneficial conversion features, the conversion of preferred to common shares has been recorded as transfer of existing preferred shareholder interests to that of common shareholder interests based on the exchange ratio.

NOTE 7 - RELATED-PARTY TRANSACTIONS

          International Trade Group, LLC (ITG), a corporation controlled by the Company's Chairman and Chief Executive, purchases substantially all of the Company's tuna production for resale to its alliance of large U.S. food retailers and private label distributors. ITG Finance, LLC, also controlled by the Company's Chairman and Chief Executive, provides short-term financing for the Company's tuna packing operations.

          As of July 31, 1998, and for the year then ended, the Company had the following transactions with ITG and ITG Finance, LLC, which are related parties:

             Net sales to International Trade Group, LLC                       $5,378,691
             Administrative expenses paid to International Trade Group, LLC    $  295,895
             Accounts receivable due from International Trade Group, LLC       $  520,324
             Notes payable (see Note 3)                                        $4,261,500

                                                                             13
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

Note 7 - RELATED-PARTY TRANSACTIONS - (continued)

          Notes payable of $4,261,500 include two obligations due to ITG in the original amount of $2,500,000 and $1,765,000. The $2,500,000 note supports the working capital requirements of the Company. The $1,765,000 note payable resulted from an Asset Acquisition
          Agreement between the Company and ITG through which the Company acquired all tangible an intangible assets and assumed certain lease obligations that arose from ITG's investment in tuna packing operations in Ensenada, Mexico (see note 9). The effect of the transaction was the transfer of all tuna packing operations from ITG to the Company. Total assets acquired at fair value are summarized as follows:

             Cash                                                   $   59,983
             Accounts receivable                                       304,673
             Inventory                                                 429,519
             Plant and equipment                                       927,383
             Prepaid expenses                                           43,442
                                                                    ----------
                                                                    $1,765,000
                                                                    ----------
                                                                    ----------

NOTE 8 - LEASE AND LEASE COMMITMENTS

          The Company rents certain office facilities and vehicles under operating leases. The Company also assumed a capital lease for equipment with the acquisition of ClipperNet Cubed Corporation. Minimum lease payments for all noncancellable operating leases and the capital lease for the following five years, are as follows:

                                                                             14
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 8 - LEASE AND LEASE COMMITMENTS - (continued)

                                                                        CAPITAL         OPERATING
         YEARS ENDING JULY 31,                                           LEASE            LEASES
         ---------------------                                          -------         ---------
              1999                                                      $ 9,123         $  95,411
              2000                                                        9,123            95,411
              2001                                                        2,281            81,736
              2002                                                           --            17,299
                                                                        -------         ---------
         Total minimum lease payments                                    20,527         $ 289,857
                                                                        -------         ---------
                                                                                        ---------
         Less amount representing interest                                6,070
                                                                        -------
         Present value of minimum lease payments                         14,457
         Less current obligation                                          6,425
                                                                        -------
         Long-term obligation                                           $ 8,032
                                                                        -------
                                                                        -------

         Total rental expense incurred on all operating leases for the year ended July 31, 1998, was $33,637.

NOTE 9 - PURCHASE OF MEXICAN TUNA PACKING PLANT

         The Company's subsidiary, Seabourne, has entered into an agreement that, if fulfilled, will result in the purchase of the outstanding stock of Agroindustrias Rowen S.A. (Rowen), a Company that operates a tuna processing facility in Ensenada, Mexico. Management believes the tuna processing facility, which is currently in bankruptcy, may be acquired in late 1998 or 1999 if conditions of bankruptcy and terms of the purchase agreement are completed.

         To complete the acquisition, which is dependent in part on settlement of Rowen's outstanding debts of approximately $8.5 million, the Company has entered into a Consulting Agreement with Alvaro Romero Wendlandt (Wendlandt), former owner and shareholder in Rowen. Pursuant to the Consulting Agreement, the Company has engaged Wendlandt to negotiate full and complete settlement of all of Rowen's bankruptcy debts for an amount not to exceed $7 million. Of this amount, and subject to shareholder approval, the Company will pay Rowen's creditors up to $4 million in cash and a fee to Wendlandt of up to $3 million in Company stock. In the event Wendlandt negotiates settlement with Rowen creditors for less than $4 million, his fee

                                                                             15
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 9 - PURCHASE OF MEXICAN TUNA PACKING PLANT - (continued)

         will be increased by the amount of the difference. Conversely, in the event Wendlandt negotiates settlement for an amount greater than $4 million, but less than $7 million, his fee in Company stock will be reduced by the difference. The Company will fund the tuna facility acquisition, if completed, through the issuance of additional debt or sale of its stock.

         During the year ended July 31, 1998, Rowen processed and packed all of the Company's tuna production pursuant to a Toll Packing Agreement and the Company invested $918,617 in plant equipment. The Company's ability to acquire the Mexican tuna packing plant currently in bankruptcy is dependent upon both settlement of existing creditor claims and its obtaining sufficient debt financing or additional shareholder capital to meet settlement obligations. Should the Company or its agent be unsuccessful in either of these endeavors, the Company's ability to continue to process and pack tuna production through the existing Mexican facility as well as to realize the benefits of currently capitalized assets is uncertain.

         Management believes that if the acquisition of the Rowen plant is completed, no significant additional costs will be required for plant improvements, equipment purchases, or other items to continue operations. The Companys only substantive commitments to the Republic in exchange for the land grant are to (1) use the land for agricultural or aquacultural and (2) use its best efforts to create jobs and market the products using the Companys distribution network.

NOTE 10 - ACQUISITION OF LAND IN THE REPUBLIC OF GUINEA

         On July 25, 1998, the Company and the Republic of Guinea (the Republic) entered into an agreement whereby the Republic deeded to the Company 14,000 hectares (approx. 35,000 acres) of prime agricultural and aquaculture land along its coastline. The parcels of land which constitute the 14,000 hectares are spread throughout the coastal region of the Republic and are not contiguous. The land is best suited for shrimp farming, rice farming and/or tropical fruit production. In addition, it is anticipated that a small portion of the land will be used to construct a tuna processing facility. The land, with a value of $74,498,400 based upon the independent appraisal of an international firm with expertise in appraisals, is owned by the Company free of encumbrances and obligations.

                                                                             16
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 10 - ACQUISITION OF LAND IN THE REPUBLIC OF GUINEA - (continued)

         The Company intends to establish farming projects on the property during 1999 and anticipates it will fund these projects through the acquisition of debt financing or the issuance of additional shareholder capital. The value of the foreign land deeded to the Company has been recorded at fair market value as land held for future development and is offset by an adjustment in the same amount (see Note 1).

         With the acquisition of additional shareholder capital and/or debt financing, the Company expects to create viable commercial farming operations that will maximize land use in phased-in farming projects. However, the Company's ability to develop the property for its intended use and to create viable commercial operations is dependent upon the successful acquisition of additional shareholder capital and/or debt financing. Further, although the Republic has no right to repatriate the land if the Company is unable to fulfill its development commitments, this potential risk and uncertainty may only be mitigated by the Company acquiring country risk insurance through the OPIC (a division of Exim Bank), which the Company has not obtained as of July 31, 1998.

NOTE 11 - BUSINESS SEGMENTS

         The Company operates in two business segments: food processing and Internet access services. The food processing segment harvests, processes, and distributes food products to private label customers nationwide. The Internet access services segment provides wireless Internet access services to customers domestically. The following table discloses these business segments.


                                                                INTERNET
                                                 SEAFOOD         ACCESS
                                                PROCESSING      SERVICES     CONSOLIDATED
                                               ------------     ---------    ------------
         Operating income                      $ (2,451,808)    $      --    $ (2,451,808)
         Identifiable assets                   $ 80,609,118     $ 539,088    $ 81,148,206
         Capital expenditures                  $    997,262     $ 108,703    $  1,105,965
         Depreciation                          $     36,757     $      --    $     36,757

                                                                             17
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

INTEGRATED FOOD RESOURCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 1998
-------------------------------------------------------------------------------

NOTE 12 - LIQUIDITY AND FUTURE OPERATIONS

         As of July 31, 1998, the Company had current liabilities in excess of current assets in the amount of $3,628,870, primarily as the result of operating losses incurred during the year ended July 31, 1998, and requirement to fund long-term capital expenditures. However, the Company has reached agreements with its primary related-party creditors (see Notes 3 and 7) to defer, if necessary, demand for repayment until at least August 1999, while the Company seeks other financing sources. At July 31, 1998, the Company did not have any commitments from third parties to provide significant short-term or long-term funding.

         Management believes the fiscal 1998 operating loss was primarily attributable to the start-up of operations and unusual weather patterns which affected the worldwide volume of tuna processed and created adverse price conditions.

         Management believes most conditions that required the use of cash in fiscal 1998 have been modified for 1999 and that completion of the acquisition of the plant in Mexico and commencement of operations in the Republic of Guinea have the ability to create positive cash flow in future periods and to assist in the Company obtaining the necessary short-term and long-term funding for future operations. However, a detailed operating plan has not yet been developed for the Republic of Guinea operations; there remain uncertainties regarding the acquisition of the Mexico plant; and, there is no assurance that the Company will obtain necessary short-term or long-term financing, although subsequent to July 31, 1998, financing alternatives were under review by several financial institutions.

NOTE 13 - SUBSEQUENT EVENT: CONVERSION OF RELATED-PARTY NOTES
            PAYABLE TO PREFERRED STOCK

         Subsequent to July 3, 1998, the Company converted $4,050,000 of related-party notes payable to International Trade Group LLC and ITG Finance, LLC into 4,050,000 shares of the Companys Series A convertible preferred stock. The Companys Series A preferred shareholders are entitled to receive dividends on the same basis as common shareholders; to vote as a single class on all matters with each preferred share converted to two common stock shares for the purpose of voting; to conversion privileges at two common shares for each preferred share, and to distribution preferences in the event of dissolution or liquidation of the Company.

                                                                             18
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